

Mailstop 3233

November 10, 2015

Erin Phillips
President
Strainwise, Inc.
1350 Independence St., Suite 300
Lakewood, CO 80215

> **Re:** **Strainwise, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on November 5, 2015**
> **File No. 0-52825**

Dear Mr. Phillips:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: William Hart, Esq.